June 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C.  20549

Re: Chemical and Mining Company of Chile, Inc.

Form 20-F for Fiscal Year ended December 31, 2022

Filed April 26, 2023

File No. 033-65728

Dear Sir/Madam,

Chemical and Mining Company of Chile (Sociedad Química y Minera de Chile S.A.) (“SQM” or the “Company”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Energy & Transportation of the Securities and Exchange Commission (the “Commission”) dated May 31, 2023 in connection with the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2022 that was filed on April 26, 2023 (the “2022 Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed by the Company’s responses.

References to “we,” “us” and “our” in the responses set forth below are to SQM, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Risk Factors

Risks Relating our Business, page 1

1. Given your disclosures on page 33 and 34, reporting that Lithium business segment revenues of $8.2 billion represented about 76% of your total revenues in 2022, and that one supplier accounted for about 80% of the cost of sales of this business line, it appears that you should provide both risk factor and business disclosures of this concentration or dependence to comply with Item 3.D and Item 4.B.4 and 6 of Form 20-F.

For example, please describe the material terms of the arrangement with the supplier, and (i) address the risks of relying on a single supplier to this extent, (ii) explain how you monitor the credit risk and financial solvency of the supplier, and (iii) discuss any possible alternate sources for the materials or services provided by this supplier.

Response:

In response to the Staff´s comment, SQM advises as follows:

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

The supplier that accounted for approximately 80% of cost of sales of the Lithium and Derivatives business segment is the Chilean Production Development Corporation (Corporación de Fomento de la Producción, or “Corfo”), a Chilean Government entity which owns the rights to mining exploitation concessions in the Salar de Atacama and leases these rights to SQM’s subsidiary, SQM Salar S.A., pursuant to the Corfo Agreements. Copies of the Corfo Agreements are filed as Exhibits 10.1, 10.2 and 10.3 to the 2022 Form 20-F. Under the terms of the Corfo Agreements, SQM Salar S.A. makes (i) quarterly lease payments to Corfo based on product sales from the leased mining properties and (ii) annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The lease payment rates increase with the increase of sales prices of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride.

The Corfo lease payments are reflected in SQM’s financial statements in cost of sales. As discussed in Item 5.A. “Operating Results – Cost of Sales – Lithium and Derivatives” and “– Potassium” of the 2022 Form 20-F, SQM’s cost of sales related to its Lithium and Potassium business segments fluctuate with the price of lithium and potassium products due to the increase or decrease in lease payments for these products. During 2022, significantly higher sales prices of lithium and potassium products resulted in a significant increase in the lease payments to Corfo for these products, as disclosed in Note 18.2 of SQM’s consolidated financial statements as of and for the year ended December 31, 2022. In the Lithium and Derivatives business segment, the Corfo lease payments represented almost 80% of the cost of sales of this business segment, as discussed under Item 4.B. “Business Overview –  Main Business Lines – Lithium and its Derivatives – Lithium: Marketing and Customers” of the 2022 Form 20-F.

Given the linkage between the Corfo lease payments constituting the substantial majority of the cost of sales and the Corfo Agreements, the risks related to the concentration of the cost of sales ultimately relates to the risks associated with the Corfo Agreements, which the Company believes are already addressed in the 2022 Form 20-F. See, for example, Item 3.D. “Risk Factors – Risks Relating to our Business – Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.” and “– Risks Relating to Chile – The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.”

The Company will amend Item 4.B. on page 34 of the 2022 Form 20-F upon completion of the Staff’s review of the 2022 Form 20-F to revise the disclosure to clarify that the supplier accounting for approximately 80% of the cost of sales in the Lithium and Derivatives business segment is Corfo, substantially as follows:

“One supplier, Corfo, accounted for approximately 80% of the cost of sales of this business line, principally related to the lease payments payable to Corfo under the Corfo Agreements for lithium products produced from the Salar de Atacama.”

Financial Statements

Note 3 – Significant Accounting Policies, page F-22

2. We note that you present basic and diluted earnings (loss) per share from continuing operations attributable to the shareholders on page F-7, notwithstanding your disclosure on page F-33, indicating that you have not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Please address the disclosures requirements in paragraph 70 of IAS 33.

Response:

In response to the Staff´s comment, SQM advises as follows:

The Company’s basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 are the same in each year because the Company has no instruments or share transactions that could potentially dilute basic earnings per share in each of the years presented. The Company separately presents the diluted earnings per share line item because it is required to do so in its financial statements filed under applicable regulations of the Chilean securities regulator, the Chilean Financial Market Commission (Comisión para el Mercado Financiero or the “CMF”), and the Company seeks to maintain consistency between its Chilean financial statements and the financial statements filed with the SEC to the extent practicable.

In response to the Staff’s comment, the Company will amend Note 3.26 in the 2022 Form 20-F upon completion of the Staff’s review of the 2022 Form 20-F to revise the disclosure and include a summary table of its basic and diluted earnings per share calculation in accordance with the requirements of paragraph 70 of IAS 33, which will include the weighted average number of shares outstanding and consolidate information provided in other parts of the Form 20-F, such that Note 3.26 will read in its entirety substantially as follows:

“3.26Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

	For the year ended December 31
Earnings per Share	2022	2021	2020
Profit attributable to the owners of the parent (ThUS$)	3,906,311	585,454	164,518
Weighted average number of shares	285,638,456	278,157,812	263,196,524
Basic earnings per share (US$)	13.6757	2.1048	0.6251
Profit attributable to the owners of the parent (ThUS$)	3,906,311	585,454	164,518
Weighted average number of shares	285,638,456	278,157,812	263,196,524
Diluted earnings per share (US$)	13.6757	2.1048	0.6251

Series A	142,819,552	142,819,552	142,819,552
Series B	142,818,904	135,338,260	120,376,972
Total weighted average number of shares	285,638,456	278,157,812	263,196,524

The Company has no instruments that could potentially dilute earnings per share for the three years ended December 31, 2022.”

The Company acknowledges that although Note 3.26 in the 2022 Form 20-F as originally filed did not specifically disclose the weighted average number of shares outstanding, Note 19.3 (which was referenced in the line items for basic and diluted earnings per share in the Consolidated Statements of Income) provided information on the number of shares outstanding as of December 31, 2022, 2021 and 2020. The Company notes that for fiscal years 2022 and 2020, the number of shares outstanding remained constant throughout the fiscal year and the weighted average number of shares outstanding was the same as the year-end outstanding number of shares disclosed in Note 19.3 of the 2022 Form 20-F. Accordingly, there is no difference between the earnings per share calculation using the weighted average number of shares outstanding and the year-end number of shares outstanding for fiscal years 2022 and 2020.

For fiscal year 2021, the weighted average number of shares outstanding only differed by 7,480,644 shares (or less than 3%) from the year-end outstanding number of shares disclosed in Note 19.3 of the 2022 Form 20-F due to the capital stock increase that occurred in April 2021 as described in Note 1.6. The Company reported fiscal year 2021 basic and diluted earnings per share amounts of US$2.0496 in its fourth quarter 2022 and full year 2022 earnings release issued on March 1, 2023 (the “Q4 2022 Earnings Release”) and the English translation of the Company’s Chilean audited financial statements for the year ended December 31, 2022 (the Spanish version of which was filed with the CMF on March 1, 2023) (the “2022 Chilean Financial Statements”), both of which were furnished to the SEC on Form 6-K. The reported US$2.0496 basic and diluted earnings per share amounts were understated by less than 3% compared to the basic and diluted earnings per share amounts of $2.1048 calculated using the actual weighted average number of shares outstanding shown in the table above. The Company does not believe that the difference between the basic and diluted earnings per share amounts calculated using the year-end number of shares outstanding and the weighted average number of shares outstanding is material to the Company’s financial statements such that restatement of the financial statements solely to correct the error would be required. However, given that the Company is revising the Consolidated Statements of Income to correct the presentation error for 2021 and 2020 discussed below, the 2021 basic and diluted earnings per share amounts will be calculated using the weighted average number of shares outstanding.

* * *

The Company further supplementally advises the Staff that in connection with the Company’s review of the earnings per share information in the 2022 Form 20-F, the Company discovered a scrivener’s error in the presentation of the earnings per share information in the Consolidated Statements of Income for the years ended December 31, 2021 and 2020, whereby the 2020 basic and diluted earnings per share amounts were incorrectly presented in the 2021 column, the 2019 basic and diluted earnings per share amounts were incorrectly presented in the 2020 column, and the 2021 basic and diluted earnings per share amounts were inadvertently omitted. The 2022 basic and diluted earnings per share amounts were correctly presented in the Consolidated Statements of Income.

As a result, in addition to providing the amended disclosures described in the responses above, the Company will amend the 2022 Form 20-F upon completion of the Staff’s review of the 2022 Form 20-F to revise the basic and diluted earnings per share line items in the Consolidated Statements of Income for the years ended December 31, 2021 and 2020, substantially as follows:

	Note No.	For the period from January to December of the year
Consolidated Statements of Income		2021	2020

Basic earnings per share (US$ per share)	3.26	2.1048	0.6251

Diluted earnings per share (US$ per share)	3.26	2.1048	0.6251

In addition, the Company intends to include in the amendment to the 2022 Form 20-F additional disclosure in Note 2.2 of the consolidated financial statements discussing the revisions to the 2021 and 2022 basic and diluted earnings per share amounts, substantially as follows:

“●	Revision of previously issued financial statements

The Company identified an error in the presentation of the earnings per share information in the Consolidated Statements of Income for the years ended December 31, 2021 and 2020 whereby the 2020 basic and diluted earnings per share amounts were incorrectly presented in the 2021 column, the 2019 basic and diluted earnings per share amounts were incorrectly presented in the 2020 column, and the 2021 basic and diluted earnings per share amounts were inadvertently omitted. The Company assessed the materiality of the error on the previously issued consolidated financial statements and concluded that the error was not material to the previously issued financial statements. The impact of the revision of the previously issued financial statements is as follows:

	Original earnings per share	Corrected earnings per share
	reported for the year ended	reported for the year ended
Items	December 31, 2021	December 31, 2021
	US$	US$
Basic	0.6251	2.1048
Diluted	0.6251	2.1048

	Original earnings per share	Corrected earnings per share
	reported for the year ended	reported for the year ended
Items	December 31, 2020	December 31, 2020
	US$	US$
Basic	1.0567	0.6251
Diluted	1.0567	0.6251

Assessment of Earnings Per Share Presentation Error

The Company has assessed the error in the presentation of the 2021 and 2020 basic and diluted earnings per share amounts and has determined that it was a scrivener’s error that is not deemed material to the previously issued financial statements taken as a whole. In connection with the Company’s proposed amendments to the 2022 Form 20-F to address the Staff’s comments as discussed above, the Company will also correct the error in the presentation of basic and diluted earnings per share for 2021 and 2020 in the Company’s Consolidated Statements of Income to be consistent with the updated information provided in Note 3.26 of the 2022 Form 20-F, as proposed to be amended.

The Company notes that the earnings per share presentation error was not related to the application of accounting policies or the calculation of the earnings per share amounts (which is separately discussed above), but rather a scrivener’s error in the presentation of the amounts in the Company’s financial statements. The Company also notes that in the Annual Report on Form 20-F for the year ended December 31, 2020, the 2020 basic and diluted earnings per share amounts of US$0.6251 were correctly reported. Based on the reported increase in the profit attributable to the owners of the parent in 2021 compared to 2020 of over 3.5 times, it would be readily apparent to the reader of the Company’s financial statements that the 2021 basic and diluted earnings per share amounts should have been over 3 times the amounts for 2020. In addition, 2021 earnings per share information that is correct in all material respect was publicly disclosed and available in the Q4 Earnings Release and the 2022 Chilean Financial Statements furnished on Form 6-K before the 2022 Form 20-F was filed with the SEC. As a result, the markets and investors had more accurate information already available publicly at the time the 2022 Form 20-F was filed.

The Company also notes that the error resulted in (i) no impact to the consolidated statements of financial position or the statements of stockholders’ equity or cash flows and (ii) no impact on net profit, EBITDA or Adjusted EBITDA (as defined in the 2022 Form 20-F) and only impacted the earnings per share line items in the Consolidated Statements of Income.

Evaluation of Control Deficiencies

The Company also reassessed the effectiveness of its disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) because of the control deficiencies discussed above with respect to the presentation of basic and diluted earnings per share for 2021 and 2020 and the disclosure of the weighted average number of shares outstanding, and also reconsidered management’s assessment of ICFR as of December 31, 2022. The Company assessed the severity of the control deficiencies, taking into account the guidance provided in Section II.B.1. Evaluation of Control Deficiencies of the Commission’s 2007 Interpretive Release, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Release No. 33-8810). Under this guidance, the evaluation of the severity of a control deficiency should include both quantitative and qualitative factors. In determining the severity of a deficiency in ICFR, management must consider whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement of the financial reporting statement or disclosure and the magnitude of the potential misstatement resulting from the deficiency or deficiencies. The severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis.

Based on its analysis of these factors as set forth below, the Company concluded that the control deficiencies did not constitute a material weakness, but rather significant deficiencies and did not affect its conclusions about the effectiveness of DC&P and ICFR in the 2022 Form 20-F.

Qualitative Factors

Various risk factors affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following:

1.	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk): The deficiencies were isolated to the erroneous presentation of basic and diluted earnings per share for historic fiscal periods prior to the most current year presented and the omitted presentation of the weighted average number of shares used to calculate the basic and diluted earnings per share amounts. The actual amounts recorded in the Company’s books and records were correct and reported correctly in all material respects in the Company’s other reports and public statements. However, the basic and diluted earnings per share amounts presented in the 2022 Form 20-F for 2021 and 2020 were inadvertently placed in the wrong columns due to a scrivener’s error.

2.	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk): The error did not impact an asset or liability and was not susceptible to a risk of loss or fraud.

3.	The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk): The basic and diluted earnings per share determination is a mathematical calculation based on the quotient of two data points (profit attributable to the owners of the parent (which is readily available from the Company’s financial statements) and the weighted average number of shares for the periods presented) and does not involve any subjectivity, complexity or judgment. The Company notes that for fiscal years 2022 and 2020, the number of shares outstanding remained constant throughout the fiscal year and was the same as the year-end outstanding number of shares disclosed in Note 19.3 of the 2022 Form 20-F, and the weighted average number of shares outstanding for fiscal year 2021 only differed by 7,480,644 shares (or less than 3%) from the year-end outstanding number of shares disclosed in Note 19.3 of the 2022 Form 20-F. The impact on the 2021 basic and diluted earnings per share calculation compared to the publicly reported amounts was an understatement of the earnings per share amounts by less than 3%.

4.	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant: There was no interaction, relationship, or interdependency between the control deficiencies and other controls.

5.	The possible future consequences of the deficiency: The control deficiencies related only to the presentation of basic and diluted earnings per share in historic periods prior to the most recent fiscal year and is not expected to occur again. Management also considered the sufficiency of its processes and controls with respect financial statement preparation and concluded that its DC&P and ICFR were properly designed and implemented.

Quantitative Factors

Factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in ICFR include, but are not limited to, the following:

1.	The financial statement amounts or total transaction exposed to the deficiency: The financial statement amounts exposed to the deficiency were isolated to the disclosure of basic and diluted earnings per share for 2021 and 2020 and the weighted average number of shares outstanding for 2022, 2021 and 2020. However, there was no impact on the calculation of basic and diluted earnings per share amounts for 2022 and 2020 (as set forth in the table to be added to Note 3.26) because the year-end outstanding shares and weighted average outstanding shares for the year were identical and the impact on the basic and diluted earnings per share amounts for 2021 was less than 3%.

2.	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods: The error was isolated to the erroneous disclosure of basic and diluted earnings per share for 2021 and 2020 and the omitted weighted average number of shares outstanding in the 2022 Form 20-F and will not occur again in future periods.

Evaluation of Material Weakness Considerations

In determining whether a deficiency or a combination of deficiencies represents a material weakness, the Company considered all relevant information. The Company evaluated whether the following situations existed, which are indicators of a potential material weakness:

1.	Indication of fraud, whether or not material, on the part of senior management: The deficiencies and resulting error do not raise any indication of fraud on the part of senior management.

2.	Restatement of previously issued financial statements to reflect the correction of a material misstatement: As discussed above, the Company has determined that the error in the 2021 and 2020 earnings per share presentation and the omission of the weighted average number of shares outstanding were not deemed material to the previously issued financial statements taken as whole. However, in view of the Company’s proposed revisions to the 2022 Form 20-F in response to the Staff’s comments, the Company will amend the 2022 Form 20-F upon completion of the Staff’s review to revise the 2021 and 2020 basic and diluted earnings per share presentation to present the correct amounts.

3.	Indication of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s ICFR: The error in the basic and diluted earnings per share disclosure and the omission of the weighted average number of shares outstanding information were not an indication of a material misstatement that would not have been detected by the Company’s ICFR.

4.	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee: The control deficiencies were not a result of ineffective oversight of the Company’s external financial reporting and ICFR by the Company’s Audit Committee.

Indication of Other Control Deficiencies

The Company considered whether the control deficiency had an impact on other components or principles of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This control deficiency did not impact other components or principles, as it is limited to the specific presentation of basic and diluted earnings per share and the weighted average number of shares outstanding. No other accounts or disclosures were exposed to the deficiency. The Company’s evaluation reconfirmed that the control deficiency described above was isolated to the basic and diluted earnings per share line items for just the 2021 and 2020 fiscal years and disclosure of the weighted average number of shares outstanding. The processes and controls were otherwise robust and were designed and implemented properly.

Remediation of Control Deficiency

In light of the errors discovered, the Company has reinforced the operation of its internal controls to ensure that they are operating as intended, although the design and implementation of the internal controls remain unchanged.

Conclusion

Based on the analysis above, the Company considers these deficiencies to be a significant deficiency and not a material weakness for the fiscal year ended December 31, 2022 and the Company notified the Audit Committee of the significant deficiencies promptly after reaching the conclusion. The Company believes the deficiencies are properly classified as a significant deficiency primarily because: (1) the deficiencies were isolated to the specific presentation of basic and diluted earnings per share for fiscal years 2021 and 2020 and the weighted average number of shares outstanding; (2) the presentation error for the 2021 and 2020 basic and diluted earnings per share was a scrivener’s error that was not determined to be material to the Company’s previously issued financial statements taken as a whole; (3) the omission of the weighted average number of shares outstanding was not determined to be material to the Company’s previously issued financial statements taken as a whole; (4) the control deficiencies did not impact other COSO components or principles; and (5) due to the isolated nature of the errors, the maximum financial statement amount exposed to the deficiency was limited to the actual error in the presentation of basic and diluted earnings per share for fiscal years 2021 and 2020.

* * *

If you have any questions with regard to the foregoing or require additional information, please contact Sey-Hyo Lee of Winston & Strawn LLP at (212) 294-6655 or Allen Miller at (212) 294-5330.

Very truly yours,

/s/ Ricardo Ramos

Ricardo Ramos

Chief Executive Officer

cc:Gerardo Illanes, Chief Financial Officer, SQM

Sey-Hyo Lee, Esq., Winston & Strawn LLP
J. Allen Miller, Esq., Winston & Strawn LLP